

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Deborah Meinert
Escalade, Incorporated
817 Maxwell Ave
Evansville, Indiana, 47711

      Re: **Escalade Incorporated**
               Form 10-K for the Fiscal Year Ended December 26, 2009
               Filed March 5, 2010
               File No. 000-06966

               Definitive Proxy Statement on Schedule 14A
               Filed March 26, 2010
               File No. 000-06966

Dear Ms. Meinert:

      We have reviewed your response letter dated December 28, 2010 and have the following comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Property, Plant and Equipment, page 40

1. We have reviewed your response to our prior comment 3. To facilitate our analysis of your response, please tell us more about the facts and circumstances that caused you to reclassify the Reynosa facility and equipment, and describe your related accounting methodology in greater detail. Specifically, we note that your sales to Sears declined significantly in fiscal 2008. In the final quarter of fiscal 2008, you wrote the Reynosa facility down to $3.3 million and you first reported it as held for sale as of December 27, 2008. In your "Property" disclosures for 2008, you state that you have no idle facilities in 2008 and that you have "made the decision to" consolidate the Mexican facilities into the Rosarito, Mexico location. We assume, from these disclosures, that the Reynosa facility was not idle when you first classified it as held for sale in the fourth quarter of fiscal 2008. We also assume, from your "Property" disclosures here and in your Form 10-K for fiscal 2009, the consolidation of the two facilities began in fiscal 2009, that it was not completed until February 2009 and that the Reynosa facility became idle at that time. If our understanding is correct, please reconcile these facts with your statement that "the building was vacated as a result of facility consolidation in 2008." Alternatively, please explain how our understanding is not correct. In your response, please clarify the date that the facility first met the initial criteria for classification as held for sale and explain how each of the criteria were met at that date.

2. As a related matter, if you wrote the facility down to $3.3 million upon classifying it as held for sale in the final quarter of fiscal 2008, please explain why you initially listed it at $5.8 million. That is, please reconcile your listing price with a fair value less estimated costs to sell valuation of $3.3 million. If the $2.6 million impairment charge represented estimated selling costs, please provide an itemized schedule of these costs. Our concern is that your listing price of $5.8 million may not have been reasonable in relation to fair value as of December 27, 2008 and that classification as held for sale may not have been appropriate as of that date. Please provide support for your accounting at that date. Include, in your response, the information required under ASC 360-10-50-2 as well as a copy of your fair value analysis upon classification as "held for sale."

3. You state that market conditions "did not improve during 2009." As you cite ASC 360-10-55-49 (b) in support of your accounting, we assume that market conditions actually deteriorated. Please advise, and describe the nature and degree of the decline that caused you to conclude that your listing price had become in excess of the current fair value of the property during fiscal 2009. Tell us the date that you reclassified the property to "held for use" and provide us with a schedule of your related computations as to the measurement of the property upon reclassification under ASC 360-10-35-44 (a) and (b). Finally, your attention is invited to the disclosure requirements of ASC 205-20-50-3 with regard to changes to a plan of sale.

4. Since the facility ceased to be used and was vacated in connection with facility consolidation in the 2008 fiscal year, tell us what consideration was given to accounting for such assets in accordance with ASC Topic 360-10-35-47 and 360-10-35-48 upon reclassification from held for sale to held for use. In particular, it appears that such facility will remain vacated until it is sold.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis (CD&A), page 12

The Role of the Compensation Committee, page 12

5. We note your response to prior comment 6 and reissue in part. While you note that benchmarking is not material to your executive compensation analysis, you state that the review of relevant peer data is one of six enumerated factors considered by the Compensation Committee. Please provide an analysis explaining to us how this is not material to your executive compensation analysis. Please also confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Compliance & Disclosure Interpretations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief